Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Six Months Ended June 30,
		2005	2004
Earnings before fixed charges:

Income before income taxes and minority interest		$767	$929

Plus:	Fixed charges	423	483

	Amortization of capitalized interest	3	3

Less:	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	–	6

	Capitalized interest	3	3

Earnings available to cover fixed charges		$1,190	$1,406

Fixed charges (a):

Interest, including amortization of deferred financing costs (b)		$350	$411

Interest portion of rental payment		73	72

Total fixed charges		$423	$483

Ratio of earnings to fixed charges		2.81x	2.91x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2005	2004
Related to the debt under management programs incurred by the Company’s vehicle rental business	$148	$131

All other	202	280

(b)	Does not include interest expense from discontinued operations of $11 million and $42 million for the six months ended June 30, 2005 and 2004, respectively.

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